DC
No Act
P.E. 1-4-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043118

January 30, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: Intel Corporation
Incoming letter dated January 4, 2007

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to Intel by Robert D. Morse. We also have received a letter from the proponent dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

50863

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 4, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Alternatively, if the Staff does not concur that the Proposal may be excluded on that basis, we ask that the Staff concur that portions of the supporting statement are excludable pursuant to Rule 14a-8(i)(3) because they contain materially false and misleading statements in violation of Rule 14a-9.

THE PROPOSAL

The Proposal states:

> I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2,000.00 or more in Intel Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.
>
> This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits an issuer to omit a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. The Staff has consistently concurred that stockholder proposals (including those that address executives' or directors' compensation) may be excluded under Rule 14a-8(i)(3) when the action called for by the proposal is so vague and indefinite as to be misleading because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a stockholder proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has applied this long line of precedent to stockholder proposals concerning executive compensation and regularly concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms. In *General Electric Co. (Newby)* (avail. Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal to require "shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," which failed to define the terms "compensation" and "average wage" and provided no guidance as to what types of executive compensation would be affected. Likewise, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefit" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring that a proposal asking that any director "receiving remuneration, other than director's fees, from the company in excess of $60,000 be considered an employee of the company" was excludable under Rule 14a-8(i)(3) because it was vague and indefinite).

In *Eastman Kodak Co. (Kuklo)* (avail. Mar. 3, 2003), the Staff allowed the exclusion of a stockholder proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but failed to define various terms, including "perks," and gave no indication of how options were to be valued. And in *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff agreed that exclusion was appropriate where a proposal sought to implement a "policy for compensation for the executives . . . based on stock growth," and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation. *See also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring that a proposal was excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite where it asked that "the officers and directors responsible" for IBM's reduced dividend have "their pay reduced to the level prevailing in 1993"); *Otter Tail Corp.* (avail. Jan. 12, 2004) (concurring that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal did not address the scope and method of implementing such "limits" and, as such, was so vague that stockholders would be unable to determine either the meaning of the proposal or the consequences of its implementation); *PepsiCo, Inc. (Kuklo)* (avail. Feb. 18, 2003) (excluding the same proposal as *Eastman Kodak* on substantially similar arguments).

When the Staff has not concurred with the exclusion of an executive compensation stockholder proposal under Rule 14a-8(i)(3) for vagueness, the proposals at issue carefully defined the types of compensation covered and the methods for valuing non-cash compensation. For example, in *Hilton Hotels Corp.* (avail. Mar. 24, 2005), the Staff refused to concur in the exclusion of a proposal that requested that the Board of Directors seek stockholder approval of "future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus." That proposal defined the term "benefits" to "include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive" and further explained that "'[f]uture severance agreements' include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements." As addressed below, the Proposal submitted to the Company fails to provide the level of clarity and specificity presented in *Hilton Hotels Corp.*, but instead is comparable to the proposals properly excluded as vague in the letters cited above.

As with the proposals at issue in the *International Business Machines Corp., Capital One Financial Corp., Woodward Governor, Eastman Kodak Co., Otter Tail, PepsiCo* and *General Electric* letters, it would be impossible for the Company to implement the Proposal or for the Company's stockholders to understand what they would be voting for, because the Proposal is impermissibly vague. Specifically:

- The Proposal seeks to require that the Company limit all annual "remuneration" to $500,000 per year but fails to adequately define the critical term "remuneration" or to specify how remuneration is to be valued. Rather than clarifying these issues, the Proposal adds to the confusion by, for example, referring separately to "nominal perks" (which some stockholders might consider to be a part of "remuneration") and stating that "severance contracts . . . are also a part of remuneration programs" (whereas some stockholders might consider such arrangements to not be counted as part of annual remuneration). Moreover, critical aspects of the $500,000 cap are not addressed: how is compensation that is earned but deferred treated? Are dividend accruals on restricted stock units counted? Are bonuses counted in the year earned or paid? Would Company matching contributions under a 401(k) plan be counted? Thus, the term "remuneration" is so vague that stockholders would not know the types of compensation covered nor would the Company know how to implement the Proposal. Just as with the stockholder proposals in *Capital One Financial Corp.*, *General Electric Co. (Newby)* and *General Electric Co.*, critical terms necessary to understand the scope and operation of the Proposal are not clear or defined.

- Likewise, the Proposal – like the proposals described above in *Eastman Kodak* and *PepsiCo, Inc.* – provides no hint as to how and when certain forms of non-salary compensation, such as stock options and restricted stock units, might be valued for purposes of the $500,000 annual limit on remuneration. As the Commission itself has recently recognized, no one approach to disclosure and valuation of equity awards addresses all of the issuers regarding these forms of compensation. *See Executive Compensation Disclosure*, Exchange Act Release No. 55009 (December 22, 2006). For example, the Commission's new executive compensation disclosure rules reflect three different ways in which one might calculate the amount of remuneration attributable to equity awards for any one year: the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year, the full grant date fair value, and the aggregate dollar value realized upon exercise or vesting. Without greater clarity in the Proposal, neither stockholders nor the Company would know how to treat equity awards under the Proposal.

- The Proposal would require the Company to provide no more than "nominal perks," but the Proposal does not define "perks" (as with the proposal in *Eastman Kodak*) or provide any guidance on what constitutes "nominal perks." Thus, the Company will not be able to determine when, for example, medical benefits are considered a "nominal perk" or instead are to be counted towards the $500,000 limit on "remuneration" and how to value them in that situation. Moreover, the Proposal fails to provide guidance on how the Company should value "perks" in determining if they are "nominal" – is it based on the aggregate incremental cost to the Company, the retail cost to the executive or some other method?

- The Proposal states "[t]his program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed," but the Proposal does not explain what that reference means. Are the "programs" the Company's existing equity compensation plans, or are they outstanding awards under current and frozen plans? Moreover, it is unclear whether the statement is intended as an elaboration to the $500,000 annual limit on "remuneration," meaning that one first counts the value of such programs and then may provide additional remuneration up to $500,000, or whether any such existing "programs" are excluded from the annual limit, or whether the statement is a separate prong of the proposal altogether, to the effect that bonus and equity programs are to be terminated in addition to limiting all other annual "remuneration" to $500,000.

Therefore, it is "impossible for either the board of directors or the [share]holders at large to comprehend precisely what the proposal would entail." *Dyer*, 287 F.3d at 781.

- Likewise, the Proposal states "[A]nd severance contracts should be discontinued, as they are also a part of remuneration programs." As with the statement regarding "programs now in force for options, bonuses, SAR's, etc.," it is unclear whether this statement constitutes a separate prong of the Proposal asking stockholders to vote on having the Company terminate "severance contracts," or whether the statement is intended to indicate that any such payments would count as "remuneration" under the $500,000 annual limit. Unlike the term "future severance agreement" as defined by the proponent in *Hilton Hotels Corp.*, neither the Proposal nor the supporting statement defines "severance contracts." Thus, it is not even clear what types of payments may be deemed to involve a "severance contract." Stockholders would not know whether this reference encompasses only compensation that is payable as a result of a not-for-cause termination by the company, or whether any other form of compensation that is available following termination of employment – such as post-termination exercisability of an employee stock option or post-termination distributions under tax-qualified 401(k) and pension plans – would be subject to this provision.

- The Proposal provides insufficient guidance regarding the individuals to whom it is intended to apply. The Proposal indicates it applies to "the top five persons named in Management" but it "does not affect any other personnel in the company." However, the Proposal does not provide any guidance as to how the Company is to determine any aspect of whether a Company officer is a "top five person[] named in Management." Specifically, the Company does not in its proxy statement, Form 10-K or "About Intel" website have a section captioned "Management." Likewise, the Proposal is inherently vague as to how one is to determine "the top five persons named in Management." Is "top five" to be determined by age, tenure, seniority (and if so, determined how), compensation (and if so, measured how) or on some other basis?

As a result of all of the vague statements in the Proposal, it is distinguishable from the stockholder proposal submitted by the Proponent that was considered in *General Motors Corp.* (avail. Feb. 25, 2004). That proposal stated: "Management and Directors are requested to consider deleting all rights, options, SAR's and severance payment to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses." In *General Motors*, the Staff refused to concur that the proposal was excludable pursuant to Rule 14a-8(i)(3) where the term "rights" was not defined and no guidance was given for either distinguishing between "top" and "lesser Managers" and or determining "reasonable options bonuses." The Proposal differs from the proposal in *General Motors* because numerous basic terms in the Proposal are subject to various and potentially conflicting interpretations. Moreover, the Proposal contains specific thresholds (*e.g.*, the $500,000 "annual" limit on "remuneration" and "nominal perks" to the "top five") that suggest a level of specificity and precision but that in fact raise significant interpretive questions. As a result, stockholders and the Company cannot know with certainty what is intended by the Proposal.

In summary, here, as in the cases listed above, the Proposal (1) fails to define with reasonable certainty the types of compensation to which it applies, (2) fails to clarify who precisely is the subject of the Proposal, (3) fails to provide any guidance for "quantifying" differentials between fundamentally different types of compensation and (4) fails to clarify how "programs now in force for options, bonuses, SAR's, etc." and how "severance contracts" are affected by the Proposal. As a result of these vague and indefinite provisions, the Proposal is excludable in full under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). We believe that the detailed and extensive editing required to clarify the Proposals makes them fully excludable under the Staff's interpretation of Rule 14a-8(i)(3). *See* SLB 14B.

II. Alternatively, Portions Of The Supporting Statement Are Excludable Because They Are False And Misleading In Violation Of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under the basis set forth above, we respectfully request that the Staff concur in the exclusion of certain portions of the supporting statement in accordance with Rule 14a-8(i)(3) because it contains statements that are materially false or misleading in violation of Rule 14a-9. In Staff Legal Bulletin No. 14 (July 13, 2001) and SLB 14B (collectively, the "Bulletins"), the Staff clarified its views regarding when modification or exclusion of a proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, the Bulletins indicate that modification or exclusion is appropriate when, among other things:

- proponents make unsupported assertions of fact or improperly cast their opinions as fact; or

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that reasonable stockholders would be uncertain as to the matter on which they are being asked to vote.

The second paragraph of the section of the Proponent's supporting statement entitled "Reasons" makes broad generalizations regarding how "Management" have obtained their positions "Throughout Corporate history" and about the source of "[e]arnings." The third paragraph likewise contains broad and unsupported assertions that "Management provides most nominates [sic] for Directors." These paragraphs do not reflect the role at the Company (and at most listed companies) of the Board nominating committee composed of independent directors. Moreover, these paragraphs are not even clear as to whether they are referring only to the Company or to all companies in general. These statements are in any event unrelated to the subject matter of the Proposal, and accordingly are false and misleading in contravention of Rule 14a-9. Accordingly, if the Staff does not concur that the entire Proposal may be excluded, we request the Staff to concur in our view that the second paragraph and the first seven words of the third paragraph of the supporting statement may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Elizabeth Ising at Gibson, Dunn & Crutcher, LLP at (202) 955-8287, or Doug A. Stewart from the Company's Legal Department at (408) 765-5532.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Doug A. Stewart, Intel Corporation
Robert D. Morse

100139012_3.DOC

EXHIBIT A

RECEIVED

NOV 1 0 2006

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Intel Corporation
2200 Mission College Blvd
Santa Clara, CA 95052-8119

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

The securities are held in approved non-certificate manner by my agent TD Ameritrade. Ph: 1 800 934 4448 or: Ameritrade, Inc. Harborside Financial Center, Plaza IVA, 135 Greene St. Jersey City, NJ, 07392. If required verification, advise now, and I will request a letter from that entity. Since disuse of certificates is now the norm, this requirement should be waived, as there is no point or advantage in my stating otherwise. A copy of Ameritrade purchase and present monthly report should suffice.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Intel Corporation stock, propose that the remuneration to any of the top five persons named in *Management* be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse
Robert D. Morse

EXHIBIT I

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 23, 2006

TD Ameritrade, Inc.
Harborside Financial Ctr. Plaza IVA
135 Greene St.
Jersey City, NJ 07302

Re: Proof of holdings

Intel Corporation
Crown Holdings
AT&T Corporation, MARY FITR.

Ladies and Gentlemen:

In order to process my proxy proposals, I need confirmation on your letterhead that I have owned and held for at least a year, a minimum of $2.000.00 value in the stocks I purchased.

The S.E.C. has consistently not changed policy in a rule that does not accept monthly statements showing date of purchase and current monthly statement showing continuance of holding for the required one year period. I have pointed out several times that this is an insult to the integrity of all financial equities dealers !

Discontinuance of certificate printing has been a bonus for corporations, and in that light an equities dealer should not be disrupted from normal business to satisfy a demand that also questions a proponent's claim of ownership and length thereof. It is a shameful impediment and should not continue, regardless or "Rules" permitting the process. I have had all the copies I need.

Thank you for your help.

Encl. TD Ameritrade Ph: 1 800 934 4448

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

Robert D Morse

PLURALITY REIGNS

A new word promulgated is called "Plurality";
The use thereof in voting for Director is in reality,
A guaranteed "win" for all nominees,
Which results, this Proponent, it does not please.
We are invited to vote "For", "Except", or "Abstain".
"Against" is missing, and they do not explain,
That we think "Except" or "Abstain" is filling that niche,
But we are deceived, it is only a trick,
The "Right of Dissent" is being deprived,
A violation of the Constitution has been applied !

ATTITUDE

I've just experienced another "Attitude"
And for its happening it must be understood
When Corporate legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report,
Demand a written letter, such a poor sport.
This is juxtaposition of a happy Dude,
Since their position is taken to be rude !

THE CATBIRD SEAT

Perhaps you have heard of the "Catbird Seat" ?
Considered as a position, it is rather unique.
From the topmost position in a company store,
The C.E.O. has an advantage to explore.
When first approached, to accept the position,
The would-be chief considers his/her transition.
How much will I get as "attain and retain" ?
And a "paying to leave" clause gives no pain.
If you can analyze what I say,
It is still ongoing to this day.
His/Her first concern is: "What's in it for ME" ?,
Not of : "I'm desirous of upgrading your company".
I imagined myself as being in the topmost spot,
And was able to observe quite a lot.
Then another thought just crossed my mind:
Don't look back up, the bird may be unkind.

3-02-06-5:19 PM-6 Min.
Robert Dennis Morse

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"

Robert Dennis Morse

TD AMERITRADE

0 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

12/19/06

EXHIBIT

INTEL CORP
FAX 1-408-765-6284

November 15, 2006

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057-2717

RE: Account Number: [redacted]
File Number: 120102566

Dear Mr. Morse,

Please review below the information that you have requested.
In the aforementioned account, 100 shares of Intel Corporation (INTC) were purchased on October 5, 2000. You have since increased your position to 400 shares and the minimum amount of shares held in your account has been 100.
In regards to Crown Holdings Inc. (CCK),
were purchased on November 15, 2000. Crown Cork and Seal Co Inc became Crown Holdings Inc as a result of a name change on February 27, 2003. Since your initial purchase your position has increased to
amount held since your initial purchase.
Please also note that shares of General Motors Corp. were purchased on March 23, 2005. You have held this same amount of shares in your account since this initial purchase.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Peter Dodd
TD AMERITRADE

These rhymes are for stress relief.
Not part of the presentation.

DEFILED

History is something that happened in the past.
Historians are those determined to make it last.
However, should they fault a human error,
They might instigate a bit of self-terror.
Since most history is long dead,
Defiling a corpse is a possibility to dread.

12-10-06—8:45AM—5Min.

OUTSPOKEN

"Outspoken" is a term applied
To those who speak up, not dried.
However, when two meet in political debate,
Is the loudest speaker the one to berate ?

12-02-06—10:00AM--2Min.

CATOAGORY

What do I know about "Category "?
Well, Limbo and Purgatory now have no part in Glory.
Since the Faith decided to skip this path,
It did not produce any particular wrath.
The question that arises, I'd like to know,
Is: "First in", First out" inventory, the way we go ?

ANNEX:

If Resurrection is at a snail's pace,
We might rest a while longer in place.
So, if this category is one that prevails,
You might not know where headed, so bite your nails !

12-10-06—11:25AM—2Min.
Robert Dennis Morse

Robert Dennis Morse

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

November 21, 2006

VIA FEDERAL EXPRESS

Robert Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Your stockholder proposal

Dear Mr. Morse:

On November 10, 2006, we received your letter dated October 28, 2006, which included your stockholder proposal. The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit proposals. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934 (the "Exchange Act""), please provide proof to us that you continuously owned at least $2,000 in market value of Intel's common stock for at least one year by the date you submitted the proposal. According to our records, you are not a "record holder" of your shares. Therefore, as explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- A written statement from the "record" holder of your shares (usually a brokerage firm or a bank) verifying that, at the time you submitted your proposals, you continuously held the shares for at least one year; or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

We note your written representation that you will continue to hold the share through Intel's 2007 Annual Meeting of Stockholders.

Majority voting. In reviewing your reasons for submitting the proposal, the third and fourth paragraphs of your supporting statement discuss the desirability of majority voting for directors. In January 2006, Intel amended its bylaws to adopt a majority vote standard for the election of directors. As a result, Intel stockholders have the ability to vote "Against" a director, and this process was in place for our Annual Meeting in May, 2006. I have enclosed two articles, one from ISS and one from the firm Simpson, Thacher and Bartlett LLP, which discuss Intel's role in the spread of majority voting; we were the first large corporation to adopt a majority-vote standard and place it in our bylaws, and numerous commentators have commended us for this action. We hope that your consideration of our actions in this regard will be reason for you to reconsider your proposal, given that our stockholders already have the ability to vote against directors and cause their candidacy to fail even in uncontested elections. Once you have had the opportunity to review these materials, we respectfully request that you withdraw your stockholder proposal in writing. Alternatively, we recommend that you revise paragraphs three and four of your supporting statement to remove references to majority voting since Intel has already adopted this standard in its bylaws.

Your response to this letter must be postmarked no later than 14 calendar days from the date you receive this letter. I have enclosed a copy of Rule 14a-8 for your convenience. I will give you a call next week to discuss your proposal further.

Sincerely,

Douglas A. Stewart
Senior Attorney

Enclosures

Governance Weekly

Intel's Vote Policy Gains Support
By Thaddeus C. Kopinski, Staff Writer

Although a complete overhaul of the U.S. default plurality standard for uncontested director elections appears unlikely, more major corporations are responding to shareholder pressure by adopting majority vote bylaws and director resignation policies.

After **Intel**'s Jan. 19 announcement that it had amended its bylaws to require board nominees to get a majority of votes cast to be elected, and implemented a director resignation policy, two other companies--**Dell** and **Pepco**--have followed suit. (For more details on the Intel policy, see the Jan. 27, 2006, issue of *Governance Weekly*.)

The board of **Texas Instruments** also decided at its January meeting to switch to a majority vote standard and expects to adopt final language in February, in time for its annual meeting, Sharon Hampton, the company's corporate media relations manager, told *Governance Weekly*.

"We felt that the change in the bylaws gave our shareholders a stronger voice," Thomas Welch, Dell vice president for corporate legal affairs, told *Governance Weekly*. "We are committed to governing and managing the company in a fashion that allows us to set the highest standards of responsibility."

The **United Brotherhood of Carpenters and Joiners** has withdrawn its majority vote proposal at Dell, according to Ed Durkin, the union's corporate affairs director. The Carpenters' pension fund initiated 76 of the more than 140 majority election proposals filed this proxy season. Other major proponents of the majority vote standard include the **Sheet Metal Workers' Union** pension fund with 14 proposals and the **Laborers' International Union of North America** pension fund with 13.

During the 2005 proxy season, 89 majority vote resolutions were filed. Sixty-two proposals came to a vote, garnering an average of 44 percent support. Seventeen of those resolutions got more than 50 percent of the votes cast. The preceding year, only 12 resolutions were voted on, receiving 12 percent support on average.

Another Carpenters' resolution on majority elections is due to come up for a vote at **Hewlett-Packard's** annual meeting on March 15. On Jan. 5, the **Securities and Exchange Commission** denied the company's request to exclude the union's proposal. The computer manufacturing giant had argued that it "substantially implemented" the union's proposal by adopting a director resignation policy, similar to the one first adopted by **Pfizer** last June.

While many majority vote advocates have been pushing for changes to the Model Business Corporation Act and state corporate laws to establish a majority default standard, the **American Bar Association's** Corporate Laws Committee has declined to endorse that approach. Instead, the ABA committee said last month that it plans to recommend changes to the Model Act to enable companies to adopt their own specific board election policies. (For more details, see the Jan. 20, 2006, issue of *Governance Weekly*.)

In a related development, a California lawmaker on Jan. 26 introduced a bill that would require companies incorporated in the state to elect directors by majority vote. Democratic State Senator Richard Alarcon's proposed legislation would require a "majority of the shares represented and voting ... to elect each director" in an uncontested election of directors, according to CompensationStandards.com.

Modified Plurality vs. Majority Standard

Some 40 companies have thus far adopted a modified plurality standard, often referred to as the "Pfizer model." Both incumbent and new director nominees are elected even if they receive a single vote under the plurality standard, but are asked to tender their resignation if they do not receive more "for" than "withheld" votes (most companies adopting the Pfizer model required a majority of votes cast, but four firms set the standard at votes outstanding). Under most state laws, those nominees who fail to receive majority support are considered duly elected "holdover" directors who cannot be forced to resign until a successor is put in place.

Companies on this list include blue-chip firms such as **General Electric**, Hewlett-Packard, **Microsoft**, and **Walt Disney**, all of which call for resignations of nominees who receive less than half of the votes cast. **Circuit City, Office Depot**, and **State Street** call for resignations only if a nominee receives a withhold vote that exceeds a majority of the company's outstanding shares.

Under the majority standard adopted by Intel and Pepco, incumbent directors who fail to get at least 50 percent of votes in favor of their nominations would still legally be "holdover" directors, but those standing for the first time would not be elected to the board. To deal with the "holdovers," these companies have adopted a resignation policy very similar to that under the modified plurality model.

In addition to the companies that have adopted either the Pfizer or Intel approach, there are about 30 other companies that already had a majority standard on the books. Most of those policies were adopted before 2005. These include such companies as **Lockheed-Martin, Best Buy**, and **Potlatch**; some like **N-Viro** adopted the majority standard as a result of a class action lawsuit settlement.

Canadian Banks Adopt Modified Plurality Policies

Four major Canadian banks have joined **Canadian Imperial Bank of Commerce** (CIBC) in adopting director resignation policies. According to proxy statements, **Bank of Montreal, Royal Bank of Canada, Bank of Nova Scotia**, and the **National Bank of Canada** have instituted similar policies, asking nominees who fail to get 50 percent of the votes cast to tender their resignation to the board or one of its committees. The companies must act on those resignations within 90 days. (For details on the CIBC policy, see the Jan. 6, 2006, issue of *Governance Weekly*.)

These banks have also begun providing more detailed information on the total compensation of their CEOs, which, in addition to majority elections, is a top priority of the **Canadian Coalition for Good Governance**. CIBC and Royal have in fact provided such compensation information for each of their top five named executive officers.

The first four banks, which have annual meetings in the first week of March, have received three identical shareholder resolutions. One would make any increase in executive compensation, including pension provisions and severance pay, subject to shareholder approval. The other two concern reporting of subsidiaries in tax havens and ethical standards for directors. The National Bank of Canada, which holds its annual meeting on March 8, also received the compensation and tax haven proposals in addition to two others on severance and seeking more detailed minutes of the annual meetings.

Toronto Dominion, which holds its annual meeting on March 30, said it is also considering adopting a director resignation policy.

SIMPSON
THACHER

Majority Voting in Director Elections:
A Look Back and A Look Ahead

August 4, 2006

The momentum towards majority voting in the election of directors has continued to build inexorably. ISS has reported that more than 140 majority vote stockholder proposals were filed in the 2006 proxy season. Largely in response to these proposals, over 25% of the companies in the S&P 500 now have some form of majority voting provision in place, a particularly high percentage given the limited number of companies that had majority voting before the recent movement. Most of these companies have adopted one of two alternatives: (i) a director resignation policy or (ii) a majority voting by-law. Companies that have adopted some form of majority voting provision include Berkshire Hathaway, Dell, Intel, Microsoft, Pfizer, Time Warner and Walt Disney.

Other evidence in 2006 of the continuing momentum towards majority voting includes the following:

- The ABA Committee on Corporate Laws adopted, in late June 2006, amendments to the Model Business Corporation Act (MBCA) to facilitate the adoption of majority voting by-laws by either the board of directors or stockholders (despite continuing to provide for plurality voting in the absence of specific charter or by-law provisions providing for majority voting).
- The Delaware legislature has, effective August 1, 2006, adopted certain amendments to the Delaware General Corporation Law relating to majority voting (to enforce director resignations and to facilitate the adoption of majority voting by-laws by either the board or stockholders).
- Chairman Cox of the Securities and Exchange Commission (SEC) recently announced that he is "completely supportive" of majority voting.
- There are rumors suggesting that 200 majority voting stockholder proposals will be submitted in 2007.

I. THE BIRTH OF THE MAJORITY VOTE MOVEMENT

The push for majority voting from activist stockholders arose out of dissatisfaction with the director election process that had been building for years. Most states, including Delaware, provide for plurality voting for the election of directors as the default standard and most public companies have traditionally not adopted a different standard. Plurality voting means that those nominees who receive the most votes for their election, up to the number of available seats, are elected to the board, without regard to the number of votes against or not cast. Plurality voting was designed, in part, to address a concern that none of the candidates seeking office in a contested election would receive the required majority vote. Critics of the current system claim that the prohibitive cost of soliciting votes leads to virtually all director elections being uncontested. Stockholders are given proxy cards that allow them to vote for the election of a nominee or withhold authority to cast their votes. Under the plurality voting standard, a nominee could win even if he or she received more withhold votes than votes for his or her election. While withhold votes are an effective means to communicate dissatisfaction and have symbolic value, they have no legal consequence as no amount of "withhold' votes can defeat a nominee under a plurality voting standard.

As a means to address perceived problems in the election of directors, stockholder activists initially focused their efforts on the stockholder access rule proposed by the SEC in October 2003. The stockholder access rule provided qualified stockholders with the right to nominate one or more directors under certain circumstances. The corporation would be required to list these nominees on the proxy ballot, thereby sparing the nominators the substantial costs of conducting a proxy contest. After the SEC's stockholder access proposal stalled, stockholder activists focused on majority voting as an alternative.

Under majority voting, a candidate would be elected as a director only if such candidate receives a majority of the votes cast. Majority voting is not untested, as it is standard practice in a number of European nations (*e.g.*, U.K., Germany and France) and is either required or the default standard in Illinois and Missouri. A number of companies in the S&P 500 domiciled in the U.S. had majority voting prior to the advent of the majority voting movement, including U.S. Bancorp, Best Buy and Lockheed Martin. Stockholder activists seek to use majority voting as a vehicle to attach real consequences to a vote where a majority of stockholders reject the nominee. ISS contends that the failure of a director to win a majority vote would have the desirable consequence of precipitating boardroom action and putting pressure on boards to negotiate a solution with dissatisfied stockholders.

The most persistent argument against majority voting is the specter of "failed elections," in which one or more directors are not seated on the board. The adverse consequences of a failed election could trigger change of control provisions in the corporation's debt instruments, adversely affect the corporation's ability to comply with listing standards (due to the loss of independent directors) or constitute a breach of a senior executive's employment agreement (if such executive were not elected).

In most jurisdictions, however, the prospect of failed elections under majority voting is mitigated by the holdover rule. The holdover rule, which is mandated for Delaware corporations by statute, provides that an incumbent director remains in office notwithstanding the failure to receive the required vote unless the director resigns or the stockholders remove the director (and, under the MBCA, if the number of directors is reduced). Indeed, ISS has cited the holdover rule as an impediment to implementation of "true" majority voting. In that connection, the ABA Committee on Corporate Laws recently adopted amendments to the MBCA allowing the certificate of incorporation to modify the holdover rule. The MBCA is a statutory blueprint followed by a number of states—but not Delaware.

II. THE RAPID GROWTH OF THE MAJORITY VOTE MOVEMENT

A. Stockholder Proposals

Against this backdrop majority vote stockholder proposals became increasingly prevalent and a high profile issue for activist stockholders. As recently as 2004, stockholder proposals recommending the implementation of majority voting were virtually nonexistent. The 2005 proxy season, however, was a much different story. ISS tracked 89 majority vote proposals that year, compared to a mere 14 from the 2004 proxy season. This "proposal boom" has continued in 2006, with ISS reporting that more than 140 majority vote stockholder proposals were filed for this year's proxy season.

Virtually all of the proposals for majority voting have been submitted by the United Brotherhood of Carpenters and Joiners and other building trade unions and pension funds. The proposals have been submitted under Rule 14a-8 to be voted on at the annual meeting and the SEC has generally been reluctant to approve the omission of these proposals. Most of these proposals have been precatory and simply recommend that the board implement majority voting (an example is included as Annex A to this memorandum).

A small number of these proposals have been in the form of binding by-law proposals (an example is included as Annex B to this memorandum). Binding by-law proposals to effect majority voting can generally be prepared in a form that would be legal in Delaware (under the MBCA majority voting can only be provided in the charter). A variation on the binding by-law voting proposal has been submitted by Lucian Bebchuk, a Professor at Harvard Law School and governance expert. His by-law proposal (included as Annex C to this memorandum) seeks to amend the by-laws of a subject company to provide that a director shall be ineligible to stand for election if that director were elected for the immediately preceding term in an uncontested election in which he or she received more "withheld" votes than "for" votes. While not yet subject to a court ruling, a reasonable case could be made that such a by-law is valid under Delaware law.

B. Corporations Respond to Majority Proposals

1. ***The Pfizer Approach and its Reception in the Governance Community.*** The most prevalent form of majority voting provision that has been adopted in response to stockholder demands is the Pfizer-style governance policy (included as Annex D to this memorandum). Pfizer was one of the first companies to adopt majority voting in some form to mitigate stockholder concerns about plurality voting, and its approach has been widely followed. The voting policy adopted by Pfizer in June 2005 (revised October 2005), which is incorporated in its governance principles, provides that in an uncontested election any nominee who receives a greater number of "withhold" votes than votes "for" must promptly offer his or her resignation. The Corporate Governance Committee (without the participation of the director that submitted the resignation) is then to consider the resignation offer and make a recommendation to the Board. The Board is obligated to act on the Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote. Thereafter, the Board is to promptly disclose its

decision regarding whether to accept such director's resignation and disclose it in a Form 8-K. The Pfizer policy does not apply in a contested election to mitigate the possibility of a failed election as well as a recognition that majority voting is unnecessary where stockholders are offered a choice among competing candidates.

Proponents of the Pfizer approach cite its flexibility in addressing situations in which immediate vacancies would be problematic, especially to the extent an immediate resignation would lead to the loss of the CEO, Chairman of the Audit Committee or other key director. Since Pfizer's adoption of its voting policy last June, over 100 companies have followed suit. The trigger for a resignation is typically whether more shares are "withheld" than cast "for" election, but a limited number of companies use a majority of the outstanding shares standard. Some commentators have pointed out that a majority of outstanding shares is a truer expression of stockholder will, but this standard has not won support from key stockholder groups and has been rarely used.

The Pfizer approach has been unpopular with activist institutional investors. Ed Durkin, Director of Corporate Affairs at the Carpenters Union, said that adoption of a Pfizer-style director's resignation policy is inadequate: "The companies have not adopted a majority vote standard, rather they've adopted legally unenforceable (at least in Delaware) resignation policies to cover the situation when directors get elected under the Company's plurality vote standard, but the level of symbolic "withheld" votes exceeds a certain level." Similarly, ISS has made it clear that it supports a "true" majority voting standard and will "generally recommend for" majority voting proposals even if a subject company has previously adopted a Pfizer-style director resignation policy. ISS has noted that director resignation policies lack the force of a by-law amendment and may be altered with relative ease. To be sure, ISS has indicated that it may recommend against a majority voting proposal if a subject company has previously adopted a resignation policy that presents a meaningful alternative or effective equivalent to majority voting. Nonetheless, for ISS to "even consider" whether the proposed alternative is equal to or better than a majority voting proposal, the policy must articulate the following elements:

- A clear and reasonable timetable for all decision-making regarding the nominee's status;
- A process for determining the nominee's status that is managed by the independent directors and that excludes the nominee in question;
- A range of remedies that can be considered concerning the nominee (for example, acceptance of the resignation, maintaining the director but curing the underlying causes of the withheld votes, etc.); and
- Prompt disclosure (via an SEC filing) of the final decision regarding the nominee's status and a full explanation of how the decision was reached.

The burden of proof is clearly on the board to explain and to justify an alternative to majority voting. With respect to companies which recently adopted Pfizer-style resignation policies and subsequently received majority voting proposals, we understand that this proxy season ISS has recommended votes for each majority voting proposal other than a proposal received by General Electric.

Moreover, the General Electric situation is distinguishable from Pfizer's policy as General Electric incorporated its resignation policy in its by-laws (another company that used this approach was Time Warner). ISS found this significant as it stated, "[b]y adopting a robust director resignation policy in its by-laws, the company has effected change immediately and has created an acceptable alternative at this time." General Electric's resignation policy by-law was also distinguishable from the Pfizer policy as it provides that the General Electric board will accept the resignation of a director that fails to obtain a majority of votes absent a "compelling reason." While there is inherent ambiguity in such a standard, General Electric has explained that "a compelling reason could include, without limitation, a situation in which a director nominee was the target of a "vote no" campaign on an illegitimate basis, such as racial discrimination, or on the basis of misinformation—or the resignation would cause the company to be in violation of its constituent documents or regulatory requirements." Given the strength of the majority voting movement, however, there is reason to be skeptical that ISS or other activists would support the General Electric approach in most other cases.

2. *The Intel Approach and its Implications.* The leading alternative to the Pfizer model, which was popularized by Intel, provides for majority voting in the by-laws. Intel's by-laws (included as Annex E to this memorandum) provide that in uncontested elections each director will be elected by the vote of the majority of votes cast. A majority of votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director were not elected, the director is obligated to offer his or her resignation to the board. The Corporate Governance and Nominating Committee would then make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. The Board will publicly disclose its decision and the rationale behind it within 90 days of the certification of the election results. To implement the Intel approach, proxy cards need to be revised to accommodate "for" and "against" votes.

Since Intel adopted its majority vote by-law in January 2006, at least 30 companies have adopted majority vote by-laws (including Dell and United Technologies). The attractiveness of the Intel approach is that it addresses the risks of a failed election in a flexible manner, but also is appealing to stockholder activists. There is no risk that Intel will be left without one or more directors following the failure to obtain a majority of votes cast. The holdover rule, in combination with the by-law, assures that directors will remain in office until the resignation is accepted or rejected. Unlike a resignation policy, however, new nominees who fail to obtain a majority of votes would not join the Board as the holdover rule has no application in that context.

To date, the Intel approach has been warmly embraced by the activist investor community. Mr. Durkin said that "Intel has got it right. They have set the standard." This view was echoed by Pat McGurn, Executive Vice President of ISS, who viewed the Intel approach as the "gold standard".

III. RECENT DEVELOPMENTS

A. Amendments to the MBCA

In June 2006, an ABA Committee on Corporate Laws adopted amendments to the MBCA relating to voting by stockholders in the election of directors. The amendments authorize a company's board or stockholders to adopt a by-law under which directors would be elected by a plurality vote but would serve for no more than 90 days if the director receives more votes "against" than "for" election (under the amendments the statutory holdover rule is conformed to permit this result). The directors would be empowered to fill the vacancy created by early termination with any qualified individual. The provision contains an exception for contested elections. The by-law designed by the ABA Committee is a useful addition to the mix of proposals on stockholder voting but the fixed 90-day termination period offers less flexibility than the Intel or Pfizer approaches which allow the board to decline or defer a director resignation based on facts and circumstances.

The ABA Committee also effected other amendments to the MBCA related to majority voting, including (i) amendments that would permit articles of incorporation provisions to eliminate the holdover rule and otherwise allow corporations to fashion majority voting systems and (ii) amendments to facilitate majority voting policies by expressly recognizing that a director resignation conditioned on the failure to receive a specified vote may be irrevocable.

B. Changes in Delaware Law

A bill has been approved by the Delaware legislature that is designed to facilitate majority voting. The two key provisions of the bill, which became effective on August 1, 2006, provide that:

- a by-law adopted by a vote of stockholders prescribing the required vote for the election of directors (*e.g.*, majority voting) cannot be altered by the board without stockholder consent; and
- a resignation may be made effective upon the happening of a future event (*e.g.*, failure to obtain a majority vote), coupled with authority granted in the same section to make resignations irreversible.

Some commentators have noted that the enforceability of the latter provision could ultimately serve as a vehicle to facilitate the activists' goal of achieving "true" majority voting. Other commentators have suggested that the remaining doubt as to the enforceability of director resignations may enhance the acceptance of Pfizer-style majority voting policies. There is merit to this point as some activists have cited the lack of enforceable resignations as one basis for their objection to Pfizer-style policies. Nonetheless, we would expect that the enhanced enforceability of director resignation policies will not be sufficient to stem the tide towards majority voting by-laws, particularly given ISS's focus on the force of a by-law amendment.

C. Potential Changes in Broker Voting

A legal committee formed by the New York Stock Exchange (NYSE) has recommended an amendment of Rule 452 to prohibit broker voting without instructions on any proposed election of directors. Following NYSE and SEC approval, the proposal could be effective as early as the 2007 proxy season. The current Rule 452 allows broker voting in uncontested elections, including elections that are the subject of withhold campaigns, if the broker does not receive voting instructions from the beneficial owner within a specified period. If the rule were changed, a consequence would likely be less "for" votes for directors being elected. This would enhance the likelihood that a "withhold" or "against" campaign would be successful, although the practical significance would need to be assessed in terms of the number of broker votes that are typically voted in any given election. Under either a majority voting policy or by-law that contemplates "for" and "against" votes, however, shares not voted as a result of the rule change would not be counted as voted "against." The adoption of the SEC's proposed internet proxy rules (allowing proxy materials to be distributed via the internet) is a related development that will only enhance the likelihood of activist stockholders instituting a proxy contest or otherwise targeting select directors for defeat.

IV. THE FUTURE OF THE MAJORITY VOTE MOVEMENT

A. Results of the 2006 Proxy Season

The 2006 proxy season results are substantially complete, and the returns show significant support for majority voting, particularly at corporations that have not adopted either director resignation policies or majority voting by-laws. ISS has indicated that stockholder resolutions are averaging 54.5% of votes cast at 33 companies that have not adopted a director resignation policy or majority voting by-law. Majority vote proposals at companies that have resignation policies are not doing as well, averaging 42.3% of votes cast at 47 meetings this season. This has led some commentators to claim that Pfizer-style resignation policies are sufficient and should satisfy the desire of governance advocates for majority voting. This has proven to be an overstatement as stockholder proposals for majority voting received 59.2% at Borders, 51.8% at Chubb, 54% at EMC, 56.8% at Office Depot, 60.1% at PerkinElmer, 55.9% at Raytheon and 50.4% at Williams Companies (and each of these companies had a resignation policy). Indeed, a binding by-law proposal (which was supported by ISS) won a surprising 49% support at Honeywell (which also had a resignation policy) and 53% at Qwest (which did not have a resignation policy). The Bebchuk binding by-law proposal, which renders directors ineligible for future elections if they fail to win a majority of votes, received approximately 33% at General Dynamics and was recommended by ISS.

B. Looking Forward to the 2007 Proxy Season

There are suggestions that the 2007 proxy season could bring over 200 majority voting proposals. ISS is now considering its guidelines for the 2007 proxy season which should be published on a preliminary basis in late August and finalized in mid-November. In that connection, on July 28,

2006, ISS publicly stated that its policy on majority voting in director elections is under review and that changes are likely. In general, we would expect majority voting stockholder proposals for the 2007 proxy season to focus on companies that have not adopted a majority voting by-law (whether or not they have adopted a majority voting policy). An issue that remains to be seen, however, is whether the Intel style majority voting by-law remains the gold standard. Activists may seek to include in majority voting stockholder proposals provisions that modify an Intel style majority voting by-law to move it even closer to "true" majority voting and/or propose majority voting by-laws that may only be amended by stockholders (whether or not initially adopted by the directors). These proposals may also increasingly be in the form of binding by-law proposals. Majority voting proposals that are binding receive stricter scrutiny from ISS because such resolutions do not merely advocate a principle, but give rise to technical drafting issues. The drafting issues arise because if the binding by-law proposal is passed, the by-law is implemented in the exact form that it has been proposed.

C. Considerations for Today's Boards of Directors

To the extent that a company elects to take action on majority voting, whether proactively or in response to a stockholder proposal, we generally view an Intel style majority voting by-law as, on balance, the most constructive approach. Of the current approaches commonly pursued, our view is that, subject to future developments, the Intel approach has the highest likelihood of providing closure on a potential issue with activists with little downside. As noted, the Intel by-law has no risk of resulting in a failed election. This is also the case in a contested election because the Intel by-law is not applicable in a contested election. Moreover, as is the case with a governance policy, a majority voting by-law adopted by the board can unilaterally be amended by the board. Our view is greatly influenced by the continued vitality in Delaware of the director holdover rule, which diminishes the significance of differences between a resignation policy and a majority voting by-law. This view might change if we had reason to believe that Delaware were about to change the mandated holdover rule, but the likelihood of such a change is remote.

The principal remaining question is whether a company should proactively adopt a majority voting by-law or wait until a stockholder proposal is received. The key advantages to deferring action is that adoption of a majority voting by-law may be unnecessary in the absence of a stockholder proposal and delay allows any subsequent action to be better tailored to future developments (*e.g.*, new ISS policies, particularly given ISS's recent indications that it intends to make changes to its policy on majority voting). Moreover, even if adoption of a majority voting by-law were deferred until a stockholder proposal were received, adoption at that point could cause the proponent to withdraw the proposal (or cause it to be voted down). In contrast, the main advantage of adopting a majority voting by-law is that it may allow an issuer to avoid being tangled up in a stockholder proposal that reflects more aggressive and deeper election reforms. Adoption of a majority voting by-law proactively provides a "first mover" type of advantage, allowing a company to craft its desired implementation strategy without the overhang of a pending proposal and the prospect of either a negotiation or, if negotiations fail, a vote on the proposal at the annual meeting. This advantage is particularly relevant if activists use the changes in Delaware law and the MBCA to pursue reforms that more closely replicate "true" majority voting. In that connection, proactively adopting a majority voting by-law provision could address potentially more aggressive proposals by reducing the likelihood of receiving a majority voting proposal at all. To be sure, a company that receives an unpalatably burdensome majority voting stockholder proposal could adopt a less stringent majority voting by-law at that time and seek, under SEC rules, to exclude the stockholder proposal on the grounds that it had been "substantially implemented." Companies should not, however, rely on this possibility in making their decision given the SEC's favorable predisposition towards majority voting.

In summary, the decision as to whether a company should, at this time, adopt a majority voting by-law must balance the risk of prematurely adopting a majority voting by-law (given, for example, that a change in circumstances will render a previously adopted by-law obsolete) against the risk of failing to be timely in adopting a majority voting by-law (given that the absence of a majority voting by-law may induce the submission of a more burdensome majority voting stockholder proposal that would otherwise not have been submitted if a less burdensome majority voting by-law had previously been adopted). The only certainty is that the issue of whether to adopt a majority voting by-law is worthy of serious consideration.

* * * * *

If you have any questions regarding these important developments, please do not hesitate to contact Casey Cogut (212-455-2550; ccogut@stblaw.com), John Finley (212-455-2583; jfinley@stblaw.com); Andrew Keller (212-455-3577; akeller@stblaw.com), George Krouse (212-455-2730; gkrouse@stblaw.com) or your relationship partner. The names and office locations of all of our partners, as well as additional memoranda regarding recent corporate developments, can be obtained from our website, www.simpsonthacher.com.

Annex A

Example of Precatory Majority Vote Proposal

(proposal contained in Morgan Stanley's 2006 proxy statement, dated February 24, 2006)

RESOLVED that the stockholders of Morgan Stanley urge the Board of Directors to take all necessary actions to require that a director be elected by a favorable majority of (a) votes cast for the nominees plus (b) votes withheld from the nominee, unless (x) the number of nominees exceeds the number of directors to be elected and (y) proxies are solicited by or on behalf of a person other than Morgan Stanley. In conjunction with specifying a majority vote threshold, the Board should address the status of incumbent directors who do not receive the required number of votes and who would be considered "holdover" directors under the law of Delaware, where Morgan Stanley is incorporated, and the procedure for filling any vacancy that arises as a result of an incumbent director's failure to obtain the required vote.

Annex B

Example of Binding By-Law Majority Vote Proposal

(proposal contained in Honeywell International's 2006 proxy statement, dated March 13, 2006)

RESOLVED, that the stockholders of Honeywell International Inc. ("Honeywell") amend the bylaws to replace the last sentence of Article II, section 7, which currently provides for a majority vote standard for all matters other than director election, with the following sentence:

> "At each meeting of Stockholders, except as otherwise provided by law or in the Certificate of Incorporation or these By-laws, in all matters, the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the Stockholders; provided, however, that in an election of directors, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

Annex C

Binding By-Law Majority Vote Proposal Submitted By Lucian Bebchuk

(proposal contained in General Dynamics Corp.'s 2006 proxy statement, dated March 31, 2006)

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article XI of the Company's By-Laws, Article III, Section 2 of the Company's By-Laws, entitled "Number, Qualifications and Term of Office," is hereby amended by adding the following sentence immediately before the final two sentences:

> "In no event shall a director stand for election if that director was elected for an immediately preceding term in an uncontested election in which he or she received more "withheld" votes than "for" votes."

Annex D

Pfizer's Corporate Governance Policy on Voting for Directors

Voting for Directors. In an uncontested election, any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation following certification of the shareholder vote.

The Corporate Governance Committee shall promptly consider the resignation offer, and a range of possible responses based on the circumstances that led to the Majority Withheld Vote, if known, and make a recommendation to the Board. The Board will act on the Corporate Governance Committee's recommendation within 90 days following certification of the shareholder vote.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

However, if each member of the Corporate Governance Committee received a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

Annex E

Intel Corporation's By-Law on Voting for Directors

(adopted January 18, 2006)

ARTICLE III
Directors

Section 1. Number and Term of Office. The number of directors which shall constitute the whole Board of Directors shall be not less than nine (9) nor more than fifteen (15), the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the Board of Directors. This range shall not be altered without stockholder approval. Except as provided in Section 3 of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. Directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Ship to:	Robert D. Morse 212 Highland Avenue Moorestown, NJ 08957 US (000) 000-0000	**Package Type:** **Pickup/Drop Off:** **Weight:** **Dimensions:** **Declared Value:**	FedEx Envelope give to scheduled courier at my location 1 LBS 0 x 0 x 0 in 0 USD
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Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?** Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
November 27, 2006

Douglas A. Stewart, Sr. Attny.
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052-8119 .

Dear Mr. Stewart:

Thank you for the information provided. The changes in corporate voting requirements are welcome after about 30 years of repressing an "Against" vote for Directors.

As an activist for reform, I have pressed for moderation in Management's remuneration for 20 or so years, as well as removal of "plurality" voting, as an unfair process.

As you suggest, the unneeded paragraphs are removed and the improved Proposal copy is enclosed. I believe it meets the requirements of the S.E.C. It is acceptable if you wish to call for any discussion, but in fairness to other companies I choose to have my proposal entered in Intel's proxy material.

The problem still exists in bothering competent brokers to obtain verification of ownership, since I had to ask for five such. It is an insult to their integrity for the S.E.C. to demand such, and a slight one to question my claim of ownership as a responsible proponent. Discontinuance of expensive certificates [$15.00 broker fee] caused this situation to be taken advantage of in your continual demands, a sad behavior for a responsible company.

Encl: Corrected Proposal.
Rhymes for stress relief.
Not part of presentation.

Thank you,

Robert D. Morse
Robert D Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Intel Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. Earnings come from the product or services, its public acceptance, advertising and a dedicated workforce.

Management provides most nominates for Directors, and in turn, Directors re-elect management and reward them, in some cases many times in excess value of services provided. These funds might better be applied to the shareowners.

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
January 8. 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Intel Corporation Jan. 4, 2007
Re: request for deletion

Ladies & Gentlemen:

Counsel is pleading an inability to understand and implement my Proposal. This is a plain 4 1/3 line request, how can one not interpret it, and merely state that it is "false and misleading" ?

Through the years, Intel, along with other entities, established the following methods of awards over and above salaries: Rights of purchase, options, SAR's. and severance contracts. It is unique that Management is willing to offer a huge severance contract to an as yet unproved asset to the company. If an upper level employee fails to produce, why the necessity to pay for a discharge ? These arguments are presented to show capability of instituting various remuneration methods, and they can easily be discarded, just as the Gordian Knot problem was solved in historical yore. Just salaries within the $500.000.00 limit would accomplish my request.

Present programs of certain awards are based on "achievement levels", yet that accomplishment is not identified, other than sometimes an increase in stock value, which again may not be attributed to the presence of an individual within the company, but rather to its products and/or services.

There are many good colleges and schools constantly graduating those learned in Corporate operations whom might qualify, without excess "to attain and retain" offers of need. These persons are ready and willing to work for less than $500,000.00 yearly, and prove their capability.

Counsel is claiming I failed to show just how to implement or do so in an appropriate manner. Upon past requests, I have been faulted for interfering with Management's decisions ! We, as Proponents, are not permitted to interfere with everyday business decisions. The purpose of a proxy is to inform us of remuneration of only the five top management, and we have a right to comment.

I am willing to delete or reword portions of my explanation of the results of "Plurality" voting, and only placed in the vote for Directors. Intel has stated that majority votes will now be necessary for only the present Directors election, but the method allows for rejection of a request to resign, That is not the effect discontinuing "Plurality" voting would accomplish.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 4, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

We are unable to concur in your view that Intel may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END